                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13G

                    INFORMATION STATEMENT PURSUANT TO RULES
                                13d-1 and 13d-2
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)


                            Marsh Supermarkets, Inc.
               ----------------------------------------------------
                                (Name of Issuer)


                              Class A Common Stock
               ----------------------------------------------------
                         (Title of Class of Securities)



                                  571783 30 7
                      --------------------------------------
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)





                        (Continued on following page(s))

                               Page 1 of 5 Pages
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CUSIP No.  571783 30 7               13G                   Page 2 of 5 Pages




         1       NAME OF REPORTING PERSON
                 S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

                         Don E. Marsh


         2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                             (a)  / /

                                                                                               (b) / /

         3       SEC USE ONLY



         4       CITIZENSHIP OR PLACE OF ORGANIZATION

                         U.S.A.


        NUMBER OF        5    SOLE VOTING POWER

          SHARES                       208,848

       BENEFICIALLY
                         6    SHARED VOTING POWER
         OWNED BY
                                       120,069

           EACH          7    SOLE DISPOSITIVE POWER

        REPORTING                      208,848


          PERSON         8    SHARED DISPOSITIVE POWER

           WITH                        120,069


         9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         328,917

        10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                                                    /X/


        11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                         8.3


        12       TYPE OF REPORTING PERSON*

                         IN




                     *SEE INSTRUCTION BEFORE FILLING OUT!
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CUSIP No.  571783 30 7               13G                   Page 3 of 5 Pages



 Item 1(a)             Name of Issuer:                                   Marsh Supermarkets, Inc.
                       --------------

 Item 1(b)             Address of Issuer's Executive                     9800 Crosspoint Blvd.
                       -----------------------------                     Indianapolis, IN 46256
                       Offices:
                       ---------

 Item 2(a)             Name of Person Filing:                            See page 2, Item 1
                       ---------------------

 Item 2(b)             Address of Principal Business                     Marsh Supermarkets, Inc.
                       ------------------------------                    9800 Crosspoint Blvd.
                       Office:                                           Indianapolis, IN 46256
                       ------

 Item 2(c)             Citizenship:                                      See page 2, Item 4
                       -----------

 Item 2(d)             Title of Class of Securities:                     Class A Common Stock, no par value
                       ----------------------------

 Item 2(e)             CUSIP Number:                                     571783 30 7
                       ------------

 Item 3 This statement is not filed pursuant to Rules 13d-1(b) or 13d-2(b).

 Item 4                Ownership:
                       ----------

                       (a)  Amount beneficially owned:

                                 See page 2, Item 9

                             (b)  Percent of class:

                                 See page 2, Item 11

                             (c)  Number of shares as to which such person has:

                                 (i)    Sole power to vote or to direct the vote

                                          See page 2, Item 5

                                 (ii)   Shared power to vote or to direct the vote

                                          See page 2, Item 6

                                (iii)   Sole power to dispose or to direct the disposition of

                                          See page 2,  Item 7


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CUSIP No.  571783 30 7                       13G        Page 4 of 5 Pages

                   (iv)  Shared power to dispose or to direct the disposition of

                                See page 2, Item 8

                 Includes 28,600 shares which the reporting person had the right to acquire within 60 days of December 31, 1993 upon exercise of options.


         Item 5  Ownership of Five Percent or Less of a Class.
                 --------------------------------------------

                 Inapplicable.

         Item 6  Ownership of More than Five Percent on Behalf of Another Person.
                 ---------------------------------------------------------------

                 Inapplicable.

         Item 7  Identification and Classification of the Subsidiary Which Acquired
                 ------------------------------------------------------------------
                 the Security Being Reported on by the Parent Holding Company.
                 -------------------------------------------------------------

                 Inapplicable.

         Item 8  Identification and Classification of Members of the Group.
                 ---------------------------------------------------------

                 Inapplicable.

         Item 9  Notice of Dissolution of Group.
                 ------------------------------

                 Inapplicable.

         Item 10 Certification.
                 -------------

                 Inapplicable.

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CUSIP No.  571783 30 7               13G                    Page 5 of 5 Pages


                                  SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        February 15, 1994
                                        -----------------------------------
                                        (Date)


                                        /s/ Don E. Marsh by P. Lawrence Butt,
                                        -------------------------------------
                                        Attorney-in-Fact
                                        ----------------
                                        (Signature)


                                        Don E. Marsh, Chairman of the Board,
                                        -------------------------------------
                                        President and Chief Executive Officer
                                        -------------------------------------
                                        (Name/Title)